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                                                                     AGREED FORM

               DATED                                         2002





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                       ROYAL CARIBBEAN DEED POLL GUARANTEE

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                               SLAUGHTER AND MAY,
                              35 BASINGHALL STREET,
                                 LONDON EC2V 5DB
                                   (KMH/SXZW)
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                                                                     AGREED FORM

                  ROYAL CARIBBEAN DEED POLL GUARANTEE

THIS DEED IS MADE BY WAY OF DEED POLL on - December, 2002 by Royal Caribbean Cruises Ltd ("ROYAL CARIBBEAN") in favour of each Creditor.

BACKGROUND

Under the Implementation Agreement referred to below, Royal Caribbean has agreed with P&O Princess to issue this Guarantee in respect of certain obligations of P&O Princess (including, without limitation, guarantees by P&O Princess of certain obligations of Principal Debtors).

THIS DEED WITNESSES as follows:

1.    INTERPRETATION

1.1   DEFINITIONS

      In this Guarantee:

      "BUSINESS DAY" means any day other than a Saturday, Sunday or day on which banking institutions in the City of New York or London are authorised or obligated by law or executive order to close in the United States or England (or on which such banking institutions are open solely for trading in euros);

      "CREDITOR" means any Person to whom or to which any Obligation is owed;

      "EQUALISATION AND GOVERNANCE AGREEMENT" means the Agreement headed "Equalisation and Governance Agreement" entered into between P&O Princess and Royal Caribbean as of even date with this Guarantee;

      "EXISTING OBLIGATION" means, in relation to:

            (i)   any agreement or exclusion referred to in Clause 4; or

            (ii)  any termination of this Guarantee; or

            (iii) any amendment to this Guarantee,

      any Obligation incurred before, or arising out of any credit or similar facility (whether committed or uncommitted) available
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      for use at, the time at which the relevant agreement, exclusion, termination or amendment becomes effective;

      "GROUP" means, in relation to Royal Caribbean or P&O Princess, such company and its Subsidiaries from time to time;

      "IMPLEMENTATION AGREEMENT" means the Agreement headed "Implementation Agreement" entered into between P&O Princess and Royal Caribbean as of 19th November, 2001;

      "OBLIGATION" means:

      (a) any contractual monetary obligation (whether primary or secondary (and including, for the avoidance of doubt, any guarantee of the contractual monetary obligations of any Principal Debtor)) incurred by P&O Princess after the date of this Guarantee; and

      (b) any other obligation of any kind which may be agreed in writing between Royal Caribbean and P&O Princess (in their absolute discretion) after the date of this Guarantee (in which case a note of such Obligation will be appended as an exhibit to this Guarantee), other than, in each case, any obligation:

      (i) to the extent that (without reference to the effect of this Guarantee) it is covered by the terms of any policy of insurance (or any indemnity in the nature of insurance) of which P&O Princess (or, where relevant, the Principal Debtor) has the benefit and which is in full force and effect;

      (ii) explicitly guaranteed in writing by Royal Caribbean (otherwise than under this Guarantee);

      (iii) where the arrangement under which the obligation was or is incurred, or the terms of issue of the obligation, explicitly provided or provide(s) that the obligation is not to be guaranteed by Royal Caribbean, or where the Creditor has explicitly agreed or explicitly agrees that the obligation is not to be guaranteed by Royal Caribbean;

      (iv) owed to Royal Caribbean or to any Subsidiary or Subsidiary Undertaking of Royal Caribbean or to any of the Subsidiaries or Subsidiary Undertakings of P&O Princess;
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      (v)   of P&O Princess under or in connection with the P&O Princess
            Guarantee or any other guarantee by P&O Princess of any obligation of Royal Caribbean or any Subsidiary or Subsidiary Undertaking of Royal Caribbean;

      (vi) excluded from the scope of this Guarantee as provided in Clause 4 (Exclusion of Certain Obligations) or Clause 5 (Termination); or

      (vii) of P&O Princess under a guarantee to the extent that the guaranteed obligation of the Principal Debtor is not a contractual monetary obligation and/or is of a type referred to in any of paragraphs (i) to (vi) of this definition;

      "PERSON" includes an individual, company, corporation, firm, partnership, joint venture, association, trust, state or agency of a state (in each case, whether or not having a separate legal personality);

      "P&O PRINCESS" means P&O Princess Cruises plc, whose registered office at the date of this Guarantee is 77 New Oxford Street, London, WC1A 1PP, United Kingdom;

      "P&O PRINCESS GUARANTEE" means the deed poll guarantee entered into by P&O Princess on or about the date of this Guarantee pursuant to the Implementation Agreement;

      "PRINCIPAL DEBTOR" means, at any time, any Person any of whose obligations are at that time guaranteed by P&O Princess;

      "RELEVANT CREDITOR" has the meaning given in Clause 3.1;

      "SUBSIDIARY" means, with respect to Royal Caribbean or P&O Princess, any entity, whether incorporated or unincorporated, in which such company owns, directly or indirectly, a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the directors or other persons performing similar functions, or the management and policies of which such company otherwise has the power to direct; and

      "SUBSIDIARY UNDERTAKING" has the meaning as defined in section 258 of the Companies Act 1985.
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1.2   INTERPRETATION

      Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

      (A)   The singular includes the plural and conversely.

      (B)   One gender includes all genders.

      (C) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

      (D)   A reference to a Clause is to a Clause of this Agreement.

      (E) A reference to any agreement or document is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by this Agreement.

      (F) A reference to any legislation (including any listing rules of a stock exchange or voluntary codes) or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

      (G) Mentioning anything after include, includes, or including does not limit what else might be included. Where particular words are following by general words, the general words are not limited by the particular.

      (H) Reference to a body, other than a party to this Agreement (including any government agency), whether statutory or not:

            (i)   which ceases to exist; or

            (ii)  whose powers or functions are transferred to another body,

            is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

      (I) All references to time are to the local time in the place where the relevant obligation is to be performed (or right exercised).
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2.    EFFECT OF THIS DEED POLL

      The Guarantee shall take effect as a deed poll for the benefit of each Creditor severally.

3.    GUARANTEE AND INDEMNITY

3.1 Royal Caribbean unconditionally and irrevocably guarantees, as a continuing obligation, to the Creditor to whom or to which it is owed (the "RELEVANT CREDITOR") the proper and punctual payment by P&O Princess of each Obligation and unconditionally and irrevocably undertakes that, if for any reason P&O Princess does not make such payment on its due date, Royal Caribbean shall pay the amount due and unpaid to the Relevant Creditor upon written demand by the Relevant Creditor. In this Clause 3, references to the Obligations include references to any part of them.

3.2 The obligations of Royal Caribbean under this Guarantee shall be continuing obligations and shall not be satisfied, discharged or affected by any intermediate payment or settlement of account.

3.3 For the avoidance of doubt, nothing in this Guarantee shall require, bind or oblige Royal Caribbean to fulfil any non-monetary Obligation of P&O Princess of any kind.

3.4 Royal Caribbean shall, for the avoidance of doubt, be entitled without limitation to all available rights of subrogation against P&O Princess in order to obtain repayment of any moneys paid by it to Creditors under this Guarantee.

3.5 Subject to paragraph 3.6, Royal Caribbean shall be deemed to be liable for the Obligations as sole or principal debtor and not merely as surety.

3.6   A demand may not be made under this Guarantee without:

      (A) a demand first having been made by the Relevant Creditor on P&O Princess; and/or

      (B) to the extent, if any, that the terms of the relevant Obligation of P&O Princess (or the underlying obligation of the relevant Principal Debtor) require such recourse, recourse first being had to any other Person or to any security.

3.7 Unless otherwise provided in this Guarantee, the liabilities and obligations of Royal Caribbean under this Guarantee shall remain
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      in force notwithstanding any act, omission, neglect, event or matter which would not affect or discharge the liabilities of P&O Princess owed to the relevant Creditor. Without prejudice to its generality, the foregoing shall apply in relation to:-

      (A) anything which would have discharged Royal Caribbean (wholly or in part) but not P&O Princess;

      (B) anything which would have offered Royal Caribbean (but not P&O Princess) any legal or equitable defence; and

      (C) any winding-up, insolvency, dissolution and/or analogous proceeding of, or any change in constitution or corporate identity or loss of corporate identity by, P&O Princess or any other Person.

3.8 Any discharge or release of any liabilities and obligations of Royal Caribbean under this Guarantee, and any composition or arrangement which Royal Caribbean may effect with any Creditor in respect of any such liabilities or obligations, shall be deemed to be made subject to the condition that it will be void to the extent that any or all of the payment or security which the Creditor may previously have received or may thereafter receive from any Person in respect of the relevant Obligations is set aside or reduced under any applicable law or proves to have been for any reason invalid.

3.9 Without prejudice to the generality of this Clause 3, and to Clause 3.10 in particular, none of the liabilities or obligations of Royal Caribbean under this Guarantee shall be impaired by any Creditor:

      (A) agreeing with P&O Princess any variation of or departure from (however substantial) the terms of any Obligation and any such variation or departure shall, whatever its nature, be binding upon Royal Caribbean in all circumstances; or

      (B) releasing or granting any time or any indulgence whatsoever to P&O Princess.

3.10 Despite anything else in this Guarantee (including Clause 3.9), no variation of or departure from the terms of any Obligation (or any underlying obligation of any Principal Debtor) agreed with P&O Princess or any Principal Debtor, as applicable, after termination of this Guarantee or exclusion of that Obligation shall be binding on Royal Caribbean (or extend its liabilities
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      and obligations under this Guarantee) except to the extent, if any, that:-

      (A) Royal Caribbean explicitly agrees in writing to that variation or departure at the same time as P&O Princess or that Principal Debtor; or

      (B) it reduces Royal Caribbean's obligations or liability under this Guarantee.

3.11 As a separate, additional and continuing obligation, Royal Caribbean unconditionally and irrevocably agrees that, should any Obligation not be recoverable from Royal Caribbean under Clause 3.1 as a result of the Obligation becoming void, voidable or unenforceable against P&O Princess, then Royal Caribbean will, as a sole, original and independent obligor, make payment of the Obligation by way of a full indemnity on the due date provided for payment by the terms of the Obligation.

4.    EXCLUSION OF CERTAIN OBLIGATIONS

4.1 Subject to Clauses 4.2 and 4.3, Royal Caribbean and P&O Princess may at any time agree that obligations of a particular type, or a particular obligation or particular obligations, incurred after the time at which such exclusion becomes effective shall be excluded from the scope of this Guarantee (and shall not be "Obligations" for the purpose of this Guarantee) with effect from such future time (being at least 3 months after the date on which notice of the relevant exclusion is given in accordance with Clause 8.2 or, where the Obligation is a particular obligation, at least 5 Business Days after the date on which notice of the relevant exclusion is given in accordance with Clause 4.5) as they may agree.

4.2 No such agreement or exclusion shall be effective with respect to any Existing Obligation.

4.3 No such agreement or exclusion shall be effective unless and until Royal Caribbean enters into a supplemental deed poll specifying the relevant exclusion and the time at which it is to become effective.

4.4 Notice of any such exclusion of obligations of a particular type, of the time at which such exclusion is to become effective, and of the date of the related supplemental deed poll, shall be given in accordance with Clause 8.2.
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4.5   Notice of any such exclusion of a particular obligation and of the time at which it is to become effective shall be given to the relevant Creditor in writing addressed to that Creditor at the last address of that Creditor known to Royal Caribbean and shall be effective when delivered to that address. It shall not be necessary for the related supplemental deed poll to have been entered into before that notice is sent, nor for the notice to state the date of the related supplemental deed poll.

5.    TERMINATION

5.1 Subject to Clause 5.3, this Guarantee shall automatically terminate if, and with effect from, the same time as:

      (i) the Equalisation and Governance Agreement terminates or otherwise ceases to have effect; or

      (ii)  the P&O Princess Guarantee has terminated or ceased to have effect.

5.2 Subject to Clause 5.3, Royal Caribbean may at any time terminate this Guarantee by giving notice under Clause 8.2 with effect from such future time (being at least 3 months after the date on which such notice of termination is given) as it may determine. Subject to the next sentence, no such termination under this Clause 5.2 shall be effective unless P&O Princess agrees to such termination before such notice is given. However, such termination shall not require the agreement of P&O Princess if:

      (i) Royal Caribbean have given notice of the proposed termination of this Guarantee in accordance with Clause 8.2; and

      (ii) prior to the date set out in such notice, a resolution is passed or an order is made for the liquidation of P&O Princess.

5.3 No such termination shall be effective with respect to any Existing Obligation.

5.4 Notice of any automatic termination under Clause 5.1, and of the time at which it became effective, shall be given in accordance with Clause 8.2 within 10 Business Days of such termination.
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6.    AMENDMENTS

6.1 Subject to Clause 6.2, Royal Caribbean may at any time amend this Guarantee by giving notice under Clause 8.2 with effect from such future time (being at least 3 months after the date on which notice of such amendment is given) as it may determine. Any such amendment shall require the prior agreement of P&O Princess if P&O Princess's agreement would then be required to a termination of this Guarantee under Clause 5.2.

6.2   No such amendment shall be effective with respect to any Existing
      Obligation.

6.3 No such amendment shall be effective unless and until Royal Caribbean enters into a supplemental deed poll specifying the relevant amendment and the time at which it is to become effective.

6.4 Notice of any such amendment, of the time at which it is to become effective, and of the date of the related supplemental deed poll, shall be given in accordance with Clause 8.2.

7.    CURRENCY

7.1 All payments to be made under this Guarantee shall be made in the currency or currencies in which the Obligations are expressed to be payable by P&O Princess.

7.2 If, under any applicable law, whether as a result of a judgment against Royal Caribbean or P&O Princess or the liquidation of Royal Caribbean or P&O Princess or for any other reason, any payment under or in connection with this Guarantee is made or is recovered in a currency (the "OTHER CURRENCY") other than that in which it is required to be paid under the terms of the relevant Obligation (the "AGREED CURRENCY") then, to the extent that the payment to the Creditor (when converted at the rate of exchange on the date of payment, or in the case of a liquidation, the latest date for the determination of liabilities permitted by the applicable law) falls short of the amount due and unpaid in respect of that Obligation, Royal Caribbean shall, as a separate and independent obligation, fully indemnify the Creditor against the amount of the shortfall, and for the purposes of this Clause 7, "RATE OF EXCHANGE" means the spot rate at which the Creditor is able on the relevant date to purchase the agreed currency with the other currency.
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8.    NOTICES

8.1 Any notice to or demand upon Royal Caribbean under this Guarantee shall be in writing addressed to it at its principal place of business in the U.S.A. for the time being (marked for the attention of the Chief Financial Officer, with a copy sent to the General Counsel and Secretary) and shall be effective when delivered to that principal place of business.

8.2 Any notice by Royal Caribbean under Clause 4.4, 5.4 or 6.4 shall be given by advertisements in the Financial Times (London Edition) and the Wall Street Journal (but, if at any time Royal Caribbean determines that advertisement in such newspaper(s) is not practicable, the relevant advertisement shall instead be published in such other newspaper(s) circulating generally in the United Kingdom or the U.S.A., as the case may be, as Royal Caribbean shall determine). Any such notice shall be deemed given on the date of publication in such newspaper in the United Kingdom or the U.S.A., as the case may be (or, where such advertisements are published on different dates, on the later of such dates).

8.3 The original of this Deed Poll and of any related supplemental deed poll shall be kept at the principal place of business in the U.S.A. for the time being of Royal Caribbean and shall be available for inspection there on reasonable notice during the normal business hours of that office.

9.    GENERAL

9.1   Prohibition and enforceability

      Any provision of, or the application of any provision of, this Guarantee which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

9.2   Further assurances

      Royal Caribbean shall take all steps, execute all documents and do everything reasonably required to give effect to its liabilities and obligations contemplated by this Guarantee.
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9.3   No novation

      Royal Caribbean may not novate any of its liabilities or obligations under this Guarantee, in whole or part.

10.   LAW AND JURISDICTION

10.1 This Guarantee shall be governed by and construed in accordance with the laws of England.

10.2 Any legal action or proceeding arising out of or in connection with this Guarantee shall be brought exclusively in the courts of England.

10.3 Royal Caribbean irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

IN WITNESS WHEREOF

Executed as a deed by                   )
ROYAL CARIBBEAN CRUISES LTD.            )
acting by [-] [and [-]] [who, in        )
accordance with the laws of the         )
territory in which Royal Caribbean      )      (Authorised signatory(ies)
Cruises Ltd. is incorporated, is/are]   )
acting under the authority of           )
Royal Caribbean Cruises Ltd.            )